

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2014

Via U.S. mail
Huiping Yan
Chief Financial Officer
Home Inns & Hotel Management Inc.
No. 124 Caobao Road
Xuhui District, Shanghai
People's Republic of China 200235

Re: **Home Inns & Hotel Management Inc.**
       Form 20-F for the fiscal year ended December 31, 2013
       Filed on April 23, 2014
       File No. 001-33082

Dear Ms. Yan:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Kevin Woody

      Kevin Woody
      Branch Chief